SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the securities exchange act of 1934
(amendment no. 2)*

Jounce Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

481116101
(CUSIP Number)

Ryan A. Murr
James J. Moloney
Gibson, Dunn & Crutcher LLP
555 Mission Street, Suite 3000
San Francisco, CA 94105
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,300,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,300,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,300,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2%
14	TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,300,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,300,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,300,087
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2%
14	TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,300,087
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,300,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,300,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2%
12	TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

CUSIP No. 481116101
1	NAMES OF REPORTING PERSONS Concentra Biosciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
12	TYPE OF REPORTING PERSON OO

Page 5 of 8 Pages

Explanatory Note

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of Jounce Therapeutics, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D (the “Original Schedule 13D”) filed on March 14, 2023, as amended by Amendment No. 1 to the Original Schedule 13D filed on March 17, 2023 (as amended, the “Statement” or “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Items 4 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

Merger Agreement and Related Transactions

On March 26, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Concentra Biosciences, LLC (“Concentra”) and Concentra Merger Sub, Inc., a wholly owned subsidiary of Concentra (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, among other things, (i) Concentra will acquire the Issuer through a cash tender offer (the “Offer”) by Merger Sub for all of the Issuer’s outstanding shares of Common Stock for: (A) $1.85 per share of Common Stock (the “Cash Consideration”), and (B) one contingent value right (a “CVR”) per share (together with the Cash Consideration, the “Offer Price”) , and (ii) Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Concentra (the “Merger”).

Pursuant and subject to the terms of the Merger Agreement, Merger Sub will commence the Offer by April 7, 2023 to acquire all outstanding shares of the Issuer for $1.85 in cash per share at closing plus a non-tradeable CVR.

Closing of the Offer is subject to certain conditions, including the tender of the Issuer’s shares representing at least a majority of the total number of outstanding shares as of immediately following the consummation of the Offer; the availability of at least $110 million of cash and cash equivalents, net of any tail and closing costs, at closing, and other customary conditions. The acquisition is expected to close in the second quarter of 2023.

The foregoing description of the Merger Agreement and related transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 27, 2023 (the “March 27 Form 8-K”).

Equity Commitment and Guarantee Letter

Concurrently with the execution of the Merger Agreement, Concentra delivered to the Issuer a duly executed Equity Commitment and Guarantee Letter of Tang Capital Partners, LP, a Delaware limited partnership (“TCP”), dated as of the date of the Merger Agreement, in respect of certain of Concentra and the Merger Sub’s obligations arising under, or in connection with, the Merger Agreement and the transactions contemplated thereby. Subject to certain terms and conditions of the Equity Commitment and Guarantee Letter, TCP will contribute to Concentra, on or before one business day prior to the closing date of the Merger, an aggregate amount of $100,000,000, to be used by Concentra solely to fund the Offer Price (as defined in the Merger Agreement), the Merger Consideration (as defined in the Merger Agreement) and any other cash amounts to be paid by Concentra or Merger Sub pursuant to the Merger Agreement.

Contingent Value Rights Agreement

At or prior to the Effective Time, Concentra and Merger Sub expect to enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent and a representative, agent and attorney in-fact of the holders of CVRs. Each CVR will represent a contractual right to receive contingent cash payments (i) equal to 80% of net proceeds payable, if any, from any license or disposition of any or all rights to JTX-8064, pimivalimab, vopratelimab, and two pre-clinical programs, JTX-1484 and JTX-2134 (targeting LILRB1), as well as any product or product candidate contained in, or arising from the JTX-23 and JTX-24 programs or a research program active at the Issuer at the time of the signing of the CVR Agreement that occurs within two years of the closing date and (ii) of certain potential cash amounts upon the occurrence of events described in the CVR Agreement. The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement, which is attached as Exhibit C to Exhibit 2.1 to the March 27 Form 8-K.

Page 6 of 8 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:     Joint Filing Agreement by and among the Reporting Persons (previously filed)

Exhibit 2:     Acquisition Proposal, dated March 14, 2023, sent from Concentra to the Issuer (previously filed)

Exhibit 3:     Acquisition Proposal Extension, dated March 17, 2023, sent from Concentra to the Issuer (previously filed)

Exhibit 4:     Agreement and Plan of Merger, dated March 26, 2023, by and among Jounce Therapeutics, Inc., Concentra Biosciences, LLC and Concentra Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 27, 2023)

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 28, 2023

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

Page 8 of 8 Pages